As filed with the Securities and Exchange Commission on April 26, 2002

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

**Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934**

For the month of April, 2002

CALLAHAN NORDRHEIN-WESTFALEN GMBH

**Gustav-Heinemann-Ufer 54,
50968 Köln, Germany**

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F...X... Form 40-F......

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes...... No...X....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
............................N/A...

On 24th April 2002, Citibank International plc, as Facility Agent under the €2,900,000,000 Senior Credit Agreement dated 13th July 2000 of our subsidiary, Callahan Kabel NRW GmbH & Co. KG ("KNRW"), informed the syndicate banks that an Event of Default had occurred under the Senior Credit Agreement. This Event of Default relates to KNRW's having drawn down €65,000,000 on 7th December 2001 under one tranche of the Facility in circumstances where, we now realize, KNRW was not permitted to have done so, though it could have drawn down the same amount at that time under another tranche of the Facility. The €65,000,000 drawing was made to finance part of the consideration for the acquisition of DeTeKabelService Nordrhein-Westfalen GmbH & Co. KG (now ISH KS NRW GmbH & Co. KG).

KNRW has taken the view in its discussions with the Facility Agent that this Event of Default was technical in nature, given that had KNRW delayed a €100,000,000 drawing made on 28th November 2001 to immediately after the 7th December drawing, both the €100,000,000 drawing and the €65,000,000 drawing would have been permitted.

The acquisition of ish KS resulted in a pro forma improvement in the ratio of Total Senior Debt to EBITDA (each as defined in the Senior Credit Agreement). It has always been part of our strategy to improve our access to Level 4 subscribers. The ish KS acquisition was made in furtherance of this strategy.

Neither the Facility Agent nor any of the syndicate banks has taken any action against KNRW in respect of this Event of Default. KNRW expects to meet with the banks in May to discuss the Event of Default and other issues relating to the Facility.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CALLAHAN NORDRHEIN-WESTFALEN GMBH

By: Dino R. Onofrio
Name: Dino R Onofrio
Title: Vice-President, Finance

Date: April 26, 2002